

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 12, 2010

Robert M. Grace, Jr.
Vice President, General Counsel and Secretary
3D Systems Corporation
333 Three D Systems Circle
Rock Hill, South Carolina 29730

> **Re:** **3D Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed May 5, 2010**
> **File No. 001-34220**

Dear Mr. Grace:

We have reviewed your response letter dated June 11, 2010 and the Form 10-Q filed on May 5, 2010 and we have the following comments. References to prior comments refer to those in our letter dated May 27, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Part III (Incorporated by reference from the Definitive Proxy Statement filed on March 31, 2010)

Corporate Governance Matters

Board Leadership Structure, page 13

1.   We note your response to prior comment 6. In future filings, please provide enhanced disclosure regarding the role of your board of directors in risk oversight. Consider including disclosure as to how the board administers its risk oversight function, such as whether it is through the whole board or a committee, and how the board or committee monitors risk. Refer to Section II.C of SEC Release 33-9089 for additional guidance.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 4. Controls and Procedures, page 25

2.   Your effectiveness conclusion does not cite the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act. We commented on a similar deficiency in the disclosure in your Form 10-K for the fiscal

year ended December 31, 2009 in our letter dated March 17, 2010. Please tell us whether your disclosure controls and procedures were effective as of March 31, 2010 to provide reasonable assurance that the information that you are required to disclose in the reports that you file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Also, confirm that in future Exchange Act filings your effectiveness conclusions will cite, or cite to, the definition of disclosure controls and procedures as set forth in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

If you have any questions about our comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director